SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 26, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 26, 2023.

BANCO MACRO S.A.

List of authorities

BOARD OF DIRECTORS

Chairman	Jorge Pablo Brito	12-31-2024
Vice chairman	Carlos Alberto Giovanelli	12-31-2024
Directors	Nelson Damián Pozzoli	12-31-2024
	Fabián Alejandro de Paul (*)	12-31-2024
	Guillermo Merediz (*)	12-31-2024
	Constanza Brito	12-31-2023
	Mario Luis Vicens (*)	12-31-2023
	Sebastián Palla (*)	12-31-2023
	Mariano Ignacio Elizondo(*)	12-31-2023
	Delfín Federico Ezequiel Carballo	12-31-2022
	Ramiro Tosi (*)	12-31-2022
	Marcos Brito	12-31-2022
Alternate Directors	Delfín Jorge Ezequiel Carballo	12-31-2024
	Santiago Horacio Seeber	12-31-2024
	Guido Agustín Gallino (*)	12-31-2024

(*) Independent Director, pursuant to Section III, Chapter III, Tittle II of CNV Rules.

SUPERVISORY COMMITTEE

Syndics	Alejandro Almarz	12-31-2023
	Carlos Javier Piazza	12-31-2023
	Enrique Alfredo Fila	12-31-2023

Alternate Syndics	Horacio Della Rocca	12-31-2023
	Leonardo Pablo Cortigiani	12-31-2023
	Claudia Inés Siciliano	12-31-2023

INDEPENDENT AUDITORS

Principal	Leonardo Daniel Troyelli	12-31-2023
Alternate	Enrique Guillermo Crespi	12-31-2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 26, 2023

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer